LIQUIDITY PROGRAM ADMINISTRATOR AGREEMENT

This Liquidity Program Administrator Agreement (the "Agreement"), supersedes any prior agreement between the parties herein and is effective June 1, 2021, between Advisors Preferred LLC, a Maryland limited liability company located at 1445 Research Blvd., Suite 530, Rockville, MD 20850 ("AP") and Advisors Preferred Trust, a registered investment company organized as a Delaware statutory trust, located at 1445 Research Blvd., Suite 530, Rockville, MD 20850 (the "Trust"), on behalf of each portfolio series listed on the attached Appendix A, as may be amended from time to time (each a "Fund" and collectively "Funds"), with effect as of the date noted in Appendix A. This document may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

I.	SCOPE OF SERVICES

AP will provide liquidity program administrator services to the Trust as set forth herein and assist the Trust in complying with Rule 22e-4 under the Investment Company Act of 1940, as amended (the "1940 Act").

1.	Representations and Warranties.
(a)	Representations and Warranties of AP. AP represents and warrants that:
(i)	It has access to the necessary facilities, equipment, and personnel with the requisite knowledge and experience to assist the LPA in the performance of duties and obligations under this Agreement;
(ii)	It shall make available a person who is competent and knowledgeable regarding the Federal Securities Laws and is otherwise reasonably qualified to act as an LPA and who will, in the exercise of his duties to the Funds, act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Funds;
(b)	Representations and Warranties of each Fund. The Fund represents and warrants that:
(i)	The LPA shall be covered by the Fund's Directors and Officers/Errors and Omissions Policy indirectly as the LPA is also the Trust's chief compliance officer ("CCO"); and
(ii)	The CCO is a named officer in the Fund's resolutions and, though not specifically named in the Fund's organizational documents, subject to its provisions regarding indemnification of its officers.
2.	Removal of LPA. The Board retains the right and authority to remove the LPA at any time, with or without cause, without payment of any penalty. If the Board
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dismisses the LPA, AP may present alternative LPA candidate(s) for Board consideration and approval to continue the services set forth herein.

If AP wishes to dismiss the LPA under the terms of AP's arrangement with such person, or if such person resigns from AP, AP will present its plan of action to the Board prior to taking such action. Under such circumstances, AP may, at the Board's discretion, offer to present a candidate to the Board that would work through AP. If the Board approves the candidate as the new LPA, the contract would continue as amended to so reflect.

3.	Consent to Examination. In connection with the liquidity risk management program administered by AP, AP hereby consents to federal regulators' examination of information and records retained by AP to the extent such information and records relate to the program and to federal regulators' inspection of AP for purposes of the program.

II.       SERVICES

The LPA will oversee the Trust's Liquidity Risk Management Program (the "Program"), including its policies and procedures. The LPA will oversee the following aspects of the Program.

1.       Liquidity Classification

(a) Initial Classification

Each Fund, using information obtained after reasonable inquiry and taking into account relevant market, trading, and investment-specific considerations, must classify each of its investments into one of four liquidity categories.

  Highly Liquid or LC1: Cash and any investment the Fund reasonably expects to be convertible to cash in current market conditions in 3 business days or less without the conversion to cash significantly changing market value.
  Moderately Liquid or LC2: Any investment the Fund reasonably expects to be convertible to cash in current market conditions in more than 3 calendar days but no more than 7 calendar days without the conversion to cash significantly changing the market value.
  Less Liquid or LC3: Any investment the Fund reasonably expects can be sold or disposed of in current market conditions in 7 calendar days or less without the sale or disposition significantly changing the market value of the investment, but where the sale or disposition is reasonably expected to settle in more than 7 calendar days.
•	Illiquid or LC4: Any investment the Fund reasonably expects cannot be sold or disposed of in current market conditions in 7 calendar days or less without the sale or disposition significantly changing the market value of the investment.
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(b) Ongoing Review of Liquidity Classifications

Generally

The LPA will oversee each Fund's review of its investments' classifications, at least monthly in connection with reporting the liquidity classification for each portfolio investment on Form N-PORT in accordance with Rule 30b1-9 under the 1940 Act, and more frequently if changes are reasonably expected to materially affect one or more of its investments' classifications. In its oversight role, the LPA will oversee the classifying and reviewing of investments or asset classes:

  determine whether trading varying portions of its position in an investment or asset class (in sizes that a Fund would reasonably anticipate trading) is reasonably expected to significantly affect its liquidity. If so, the review must take this determination into account when classifying the liquidity of that investment or asset class;
  must take into account market, trading and investment-specific considerations when classifying its investments;
  may classify and review investments, including certain derivatives, according to their asset class instead of classifying and reviewing each investment individually; and
  separately classify and review any investments within an asset class if the LPA has relevant information about the investment that is reasonably expected to affect the liquidity characteristics of the investment.

For derivatives transactions that are classified as moderately liquid investments, less liquid investments, and illiquid investments, the LPA must identify the percentage of the relevant Fund's highly liquid investments that it has segregated to cover (or pledged to satisfy margin requirements in connection with) derivatives transactions in each of these classification categories (collectively, "Segregated Assets").

i.	First LC1 Threshold

Based on the monthly assessment, if a Fund's portfolio consists of (and under normal circumstances is expected to consist of) at least 60% LC1 investments, the LPA must review this determination monthly.

ii.	Second LC1 Threshold

Based on the monthly assessment, if a Fund's portfolio consists of at least 50% but less than 60% LC1 investments, the LPA must review this determination (i) monthly and (ii) when portfolio changes are reasonably expected to materially affect the Fund's investments classifications.

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iii.	Third LC1 Threshold

Based on the monthly assessment, if a Fund's portfolio consists of less than 50% LC1 investments, the LPA must follow the HLIM procedures.

2.       Liquidity Risk Management

(a) Highly Liquid Investment Minimum

The LPA must determine for each Fund that does not primarily hold assets that are highly liquid investments the minimum amount of Fund net assets that the Fund invests in highly liquid investments that are assets (HLIM), based on a consideration of the Liquidity Risk Assessment.

(b) Illiquid Securities

The LPA will oversee illiquid investment to assure compliance with the following. Rule 22e-4 requires that each Fund limit its investments in LC4 assets to no more than 15% of the Fund's net assets. Rule 22e-4 prohibits a Fund from acquiring any illiquid investment if, immediately after the acquisition, the Fund's investment in illiquid "investments that are assets" is more than 15% of the Fund's net assets. If a Fund exceeds the 15% limit, the LPA is required to notify the Board within one business day with an explanation of the extent and causes of the event, and a plan for how the Fund will be brought back into compliance with the 15% limit within a reasonable period. If the 15% limit remains exceeded for 30 days, the Board, including a majority of its members who are not interested persons, must assess whether the plan presented to it by the LPA continues to be in the best interest of the Fund.

3.       In-kind redemptions

The LPA will review the adequacy of policies related to the Rule 22e-4 requirement that an open-end Fund that engages in, or reserves the right to engage in, redemptions in kind to establish policies and procedures regarding how and when it will engage in redemptions in kind.

4.       The LPA will oversee and supervise the execution of the following procedures

Procedure:

(a) Liquidity Classification

Upon purchasing an investment, the investment adviser to each Fund, as informed by a liquidity classification service or its own determination, must classify the investment into one of four liquidity categories, and notify the Fund's administrator of the assigned category. The administrator will notify the LPA of the assigned category. If the adviser

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believes that the recommendation of the liquidity service, if used, is inappropriate, it must immediately contact the LPA by email and provide its recommendation along with support for the recommendation. The LPA will determine whether to adjust the classification.

(b) Ongoing Review of Liquidity Classifications

The investment adviser to each Fund must assess, manage and annually review the Fund's investments' classifications on the last business day of each month, and more frequently if changes are reasonably expected to materially affect one or more of its investments' classifications. With each such review, the investment adviser will submit to the LPA the classifications, if the investment adviser provides all liquidity classifications: within 5 days of month end, or immediately if material changes are expected or identified by the investment adviser. In classifying and reviewing its investments or asset classes, the investment adviser must consider the Trust's Liquidity Policies.

5.       Liquidity Risk Management

(a) Ongoing Review of Liquidity Risk

The LPA must annually review each Fund's liquidity risk, which must include consideration of the following non-exhaustive list of factors, as applicable:

  the Fund's investment strategy and the liquidity of its investments during both normal and reasonably foreseeable stressed conditions, including whether the investment strategy is appropriate for an open-end fund, the extent to which the strategy involves a relatively concentrated portfolio or large positions in particular issuers, and the use of borrowings for investment purposes and derivatives;
  short-term and long-term cash flow projections during both normal and reasonably foreseeable stressed conditions; and
  holdings of cash and cash equivalents, as well as borrowing arrangements and other funding sources.

(b) HLIM Oversight and Execution

Rule 22e-4 requires that certain Funds establish a highly liquid investment minimum ("HLIM"). The HLIM is the minimum percentage of Fund assets that must be invested in cash and assets that are convertible into cash within three business days at a price that does not materially affect the value of that asset immediately prior to sale.

In order to establish the HLIM, the investment adviser to each Fund must provide an evaluation of each Fund, and recommend prior to Fund launch and upon the occurrence

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of certain circumstances. The investment adviser must complete a summary for review by the LPA within 30 days of the end of the Fund's fiscal year end.

If a Fund experiences a shortfall of the Fund's highly liquid investments below that minimum, the investment adviser must immediately report the shortfall to the LPA by email. The LPA must report to the Fund's Board, no later than its next regularly scheduled meeting, with a brief explanation of the causes of any shortfall, the extent of the shortfall, and any actions taken in response. If the shortfall lasts more than 7 consecutive calendar days, the LPA, after consultation with the investment adviser, must report to the Fund's Board within one business day and provide an explanation of how the Fund plans to restore its minimum within a reasonable period of time, and ensure that a Form N-LIQUID (or its successor) is filed with the SEC within one business day after a 7-day shortfall has occurred.

(c) Illiquid Securities

If a Fund's investment in LC4 securities exceeds 15% of the Fund's net assets, the LPA must report the exception to the Board within one business day.

In addition, the LPA will ensure that a Form N-LIQUID (or its successor) is filed with the SEC for any open-end Fund if:

  The Fund exceeds the 15% limit on LC4 securities, or
  A Fund that has exceeded the 15% limit and already filed a Form N-LIQUID no longer exceeds the 15% limit.

The LPA will request quarterly confirmation from each Fund's investment adviser that the investment adviser continues to believe that that HLIM is appropriate and reasonable for each Fund.

6.       Board Oversight and Annual LPA Report

The Board will annually receive an Annual LPA Report, and may request and review reports from the LPA more frequently if necessary.

The Annual LPA Report should address the following areas:

•	the operation of the Program over the past 12 months;
•	the operation of an HLIM over the past 12 months, if applicable;
•	any occurrences throughout the year when a Fund has exceeded the 15% limit on illiquid investments; and
•	any material changes to the Program.

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Additional areas requiring Board approval or notification by the LPA are:

•	Change in HLIM. If the LPA seeks to make a change to a Fund's HLIM when the Fund's portfolio is below the pre-established HLIM, approval is required.

•	HLIM Shortfalls. If a Fund's investments fall below the HLIM at any time, the Board must receive a report of the occurrence at the next meeting. If an HLIM shortfall occurs for seven consecutive calendar days, the LPA must report to the Board within one business day.
•	Illiquid Investments. The LPA must provide a report to the Board within one business day if a Fund's illiquid investments exceed the 15% limitation. The report must explain the breach, the extent of the breach and provide a plan to bring the Fund into compliance. If this continues for more than 30 consecutive days, the Board must assess whether the plan to address the shortfall continues to be in the Fund's best interest.

III.       STAFFING

Under the terms of this Agreement, AP will provide the services of a qualified individual, subject appointment by the Board, as the LPA for the Trust and each Fund.

IV.       PAYMENT

In consideration of the timely and satisfactory performance of the services indicated above, AP shall be compensated as indicated in the attached Appendix B plus out-of-pocket expenses. The payment of all fees and the reimbursement of all out-of-pocket expenses shall be due and payable in advance at the beginning of each month (the "Due Date"), or on such other schedule that the Parties may agree to. Interest may accrue, at the maximum amount permitted by law, on any invoice balance that remains unpaid after its Due Date.

V.       INDEPENDENT CONTRACTOR

AP shall act as an independent contractor and not as an agent of the Trust and AP shall make no representation as an agent of the Trust, except that the LPA shall be empowered with full responsibility and authority to develop and enforce appropriate policies and procedures of the Trust.

AP does not offer legal or accounting services and does not purport to replace the services provided by legal counsel or that of a certified public accountant. If contracts are provided, they will be reference forms only and the provision of such contracts does not constitute and should not be deemed to be legal advice. The representatives of AP are experts, and as such will make every reasonable effort to provide the services described in this Agreement. However, there is no guarantee that work performed by AP will be favorably received by any regulatory agency.

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Though AP's work may involve analysis of accounting and financial records, at no time will work performed by AP be deemed to be an audit of the Trust in accordance with generally accepted auditing standards or otherwise, nor will any work performed by AP consist of a review of the internal controls of the Trust.

VI.       PROPRIETARY INFORMATION

AP recognizes that the Trust may be subject to the provisions of the U.S. Securities and Exchange Commission's Regulation S-P, or other privacy rules promulgated under the Gramm-Leach-Bliley Act (the "GLBA"). In carrying out its consulting duties, AP will acquire information of a confidential nature relating to the Trust's business activities and its clients. AP hereby agrees to maintain the confidentiality of the Trust's information in accordance with GLBA and shall not use, publish, or otherwise disclose any information pertaining to the Trust, a Fund or its Service Providers unless required by law or in response to regulatory inquiries.

VII.       STANDARD OF CARE, INDEMNIFICATION AND RELIANCE

A.       Indemnification of AP.

The Trust shall on behalf of each Fund, indemnify and hold AP harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liabilities arising out of or attributable to: (i) the Trust's refusal or failure to comply with the terms of this Agreement, (ii) the Trust's lack of good faith, gross negligence or willful misconduct with respect to the Trust's performance under or in connection with this Agreement, or (iii) all reasonable actions taken by AP hereunder in good faith without gross negligence or willful misconduct. AP shall not be liable for, and shall be entitled to rely upon, and may act upon information, records and reports generated by the Trust, advice of the Trust, or of counsel for the Trust and upon statements of the Trust's independent accountants, and shall be without liability for any action reasonably taken or omitted pursuant to such records and reports or advice, provided that such action is not, to the knowledge of AP, in violation of applicable federal or state laws or regulations, and provided further that such action is taken without gross negligence, bad faith, or willful misconduct. The Trust shall hold AP harmless in regard to any liability incurred by reason of the inaccuracy of such information provided by the Trust or its other service providers or for any action reasonably taken or omitted in good faith reliance on such information.

B.       Indemnification of the Trust.

AP shall indemnify and hold the Trust and each Fund harmless from and against any and all losses, damages, costs, charges, reasonable counsel fees, payments, expenses and liabilities arising out of or attributable to AP's refusal or failure to comply with the terms of this Agreement, or which arise out of AP's lack of good faith, gross negligence or willful misconduct with respect to AP's performance under or in connection with this Agreement.

C.       Reliance.

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Except to the extent that AP may be liable pursuant to this Section VI, AP shall not be liable for any action taken or failure to act in good faith in reliance upon:

1.	advice of the Trust or of counsel to the Trust;
2.	any written instruction or certified copy of any resolution of the Board, and AP may rely upon the genuineness of any such document, copy or facsimile thereof reasonably believed in good faith by AP to have been validly executed;
3.	any signature, instruction, request, letter of transmittal, certificate, opinion of counsel, statement, instrument, report, notice, consent, order, or other document reasonably believed in good faith by AP to be genuine and to have been signed or presented by the Trust or other proper party or parties; or
4.	reasonable actions taken by AP based on information provided by other Service Providers to the Trust.

AP shall not be under any duty or obligation to inquire into the validity or invalidity or authority or lack of authority of any statement, oral or written instruction, resolution, signature, request, letter of transmittal, certificate, opinion of counsel, instrument, report, notice, consent, order, or any other document or instrument which AP reasonably believes in good faith to be genuine.

D.       Errors of Others.

AP shall not be liable for the errors of other service providers to the Trust, and errors in information provided by an investment adviser or custodian to the Trust.

E.       Limitation of Shareholder and Board Liability.

The Trustees of the Trust and the shareholders of the Funds shall not be liable for any obligations of the Trust or of the Funds under this Agreement, and AP agrees that, in asserting any rights or claims under this Agreement, it shall look only to the assets and property of the Fund to which AP's rights or claims relate in settlement of such rights or claims, and not to the Trustees of the Trust or the shareholders of such Fund. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but bind only the property of the Trust, as provided in the Agreement and Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Board of the Trust and signed by the officers of the Trust, acting as such, and neither such authorization by such Board and shareholders nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the property of the Trust as provided in its Declaration of Trust. A copy of the Agreement and Declaration of Trust of the Trust is maintained by the Trust and filed with the SEC.

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In the event that AP is requested, pursuant to subpoena or other legal process, to provide testimony or produce its documents relating to its engagement under this Agreement, in judicial or administrative proceedings to which AP is not a party, AP shall promptly notify the Trust and shall be reimbursed by the Trust at the then current standard billing rates for AP's professional time and expenses, including reasonable attorneys' fees incurred responding to such request.

VIII.       WARRANTY

AP warrants that it is under no obligation to any other entity that in any way is in conflict with this Agreement and that it is free to enter into this Agreement.

IX.       EFFECTIVE DATE, TERM AND TERMINATION

A.       Effective Date and Term. This Agreement shall become effective on the date first above written.

B.       Termination. This Agreement may be terminated (i) by either party by providing at least ninety (90) days written notice, (ii) in accordance with Section X as a result of the removal of the Chief Compliance Officer, or (iii) upon written notice of a material breach, provided that a party shall have 30 days to remedy a material breach. In the event of termination, AP agrees that it will cooperate in the smooth transition of services and to minimize disruption to the Trust and its shareholders.

C.       Fees Resulting from Termination. Except in the event of a termination (i) by the Trust due to an uncured material breach by AP or (ii) pursuant to Section X(b) or X(d), the Trust shall pay AP all compensation and fees owing on the date of termination or the date that the provision of services cease. For a termination (i) by the Trust due to an uncured material breach by AP or (ii) pursuant to Section X(b) or X(d), the Trust shall pay AP all compensation and fees owing through the date of termination or the date that the provision of services ceases, whichever is later.

D.       Reimbursement of AP's Expenses. In addition to the fees owing in accordance with subsection (c), if this Agreement is terminated for any reason with respect to a Fund or Funds, AP shall be entitled to collect from the Trust the amount of all of AP's reasonable labor charges and cash disbursements for services in connection with AP's activities in effecting such termination, including without limitation, the labor costs and expenses associated with delivery of any compliance records of each such Fund from its computer systems, and the delivery to the Trust and/or its designees of related records, instruments and documents, or any copies thereof.

X.       EXCEPTIONS RESULTING FROM BOARD ACTION

A.       Termination. If the Board dismisses the Trust's LPA, this Agreement will either end immediately (subject to the provisions of Section IX) or, at the discretion of both parties, AP may present an alternative LPA for Board consideration and approval to continue the LPA duties set forth under this Agreement.

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B.       Prevention of Termination. If AP wishes to dismiss the LPA under the terms of AP's arrangement with the LPA, AP will present its plan of action to the Board prior to taking such action. Under such circumstances AP may, at its own discretion, offer to present another LPA candidate to the Board that would work through AP. If the Board approves the new LPA, the contract would continue. If, the Board chooses to engage its own LPA as a result of AP dismissing the LPA under this Agreement, the contract with AP would end, and the Trust would pay AP only for fees and out-of-pocket expenses accrued up to the point in time when the Board's LPA officially assumes responsibility.

C.       Resignation by LPA. If the LPA voluntarily resigns, at the discretion of both parties, AP may present an alternative LPA for Board consideration and approval to continue LPA duties under this Agreement. If the Board chooses to end its relationship with AP with respect to this Agreement as a result of such voluntary resignation by the LPA, this Agreement would end, and the Trust would pay AP only for fees and out-of-pocket expenses accrued up to the point in time when the Board's new LPA officially assumes responsibility. AP will make every effort to assist the Board in a smooth transition during this period.

XI.       MISCELLANEOUS

A.       Amendments. No provisions of this Agreement may be amended or modified in any manner except by a written agreement properly authorized and executed by both parties hereto.

B.       Governing Law. This Agreement shall be construed and the provisions thereof interpreted under and in accordance with the laws of the State of Maryland.

C.       Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

D.       Counterparts. The parties may execute this Agreement on any number of counterparts, and all of the counterparts taken together shall be deemed to constitute one and the same instrument.

E.       Severability. If any part, term or provision of this Agreement is held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected by such determination, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term or provision held to be illegal or invalid.

F.       Force Majeure. Neither party shall be liable to the other for failure to perform if the failure results from a cause beyond its control, including, without limitation, fire, electrical, mechanical, or equipment breakdowns, delays by third party vendors and/or communications carriers, civil disturbances or disorders, terrorist acts, strikes, acts of governmental authority or new governmental restrictions, or acts of God.

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G.       Headings. Section and paragraph headings in this Agreement are included for convenience only and are not to be used to construe or interpret this Agreement.

H.       Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be delivered by hand or by overnight, registered or certified mail, postage prepaid, to each party at the address set forth below or at such new address designated by such party by notice given.

To the Trust: Catherine Ayers-Rigsby President Advisors Preferred Trust 1445 Research Blvd., Suite 530 Rockville, MD 20850 240-223-1998 cayers-rigsby@cerosfs.com	To AP: Catherine Ayers-Rigsby President Advisors Preferred, LLC 1445 Research Blvd., Suite 530 Rockville, MD 20850 240-223-1998 cayers-rigsby@cerosfs.com

With a copy to:

Parker Bridgeport Thompson Hine LLP 41 S. High Street, 17th Floor Columbus, OH 43215 (614) 469-3238 parker.bridgeport@thompsonhine.com

I.       Distinction of Funds. Notwithstanding any other provision of this Agreement, the parties agree that the assets and liabilities of each Fund of the Trust are separate and distinct from the assets and liabilities of each other Fund and that no Fund shall be liable or shall be charged for any debt, obligation or liability of any other Fund, whether arising under this Agreement or otherwise.

j.       Representation of Signatories. Each of the undersigned expressly warrants and represents that they have full power and authority to sign this Agreement on behalf of the party indicated and that their signature will bind the party indicated to the terms hereof.

signature page follows

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement as amended to be executed in their names and on their behalf by and through their duly authorized persons.

Advisors Preferred Trust By: /s/___________________ Catherine Ayers-Rigsby President	Advisors Preferred, LLC By: /s/___________________ Catherine Ayers-Rigsby President

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APPENDIX A

#	Fund	Effective Date
1	The Gold Bullion Strategy	6-1-21
2	The Gold Bullion Strategy Port	6-1-21
3	Quantified Managed Income	6-1-21
4	Quantified Market Leaders	6-1-21
5	Quantified Alternative Investment	6-1-21
6	Quantified STF	6-1-21
7	Quantified Common Ground	6-1-21
8	Quantified Evolution Plus	6-1-21
9	Quantified Pattern Recognition	6-1-21
10	Quantified Tactical Fixed Income	6-1-21
11	Quantified Tactical Sectors	6-1-21
12	Quantified Government Income Tactical	6-1-21
13	Quantified Rising Dividend Tactical	6-1-21
14	OnTrack Core	6-1-21
15	Spectrum Low Volatility	6-1-21
16	Spectrum Advisors Preferred	6-1-21
17	Spectrum Unconstrained	6-1-21
18	Hundredfold Select Alternative	6-1-21
19	Kensington Managed Income	6-1-21
20	Kensington Dynamic Growth	6-1-21
21	BCM Decathlon Moderate	6-1-21
22	BCM Decathlon Conservative	*
23	BCM Decathlon Growth	*

*Upon commencement of investment operations.

APPENDIX B

Out-of-pocket expenses plus $9,000 per year for each Fund.

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